                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              DEFINITION LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    244763207
                                 --------------
                                 (CUSIP Number)









     MICHAEL D. PETRULAK, 8571 WYATT RD., BROADVIEW HTS., OHIO 44147-2019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    1/6/98
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------                                           --------------------------------------------
CUSIP NO.                                                        13D                                            PAGE 2 OF 6 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              MICHAEL D. PETRULAK    ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
              N/A                                                                    (b) /X/
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              A
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)  N/A                                                         / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           500,500 SHARES AS OF 1/27/98
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH

                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              500,500 SHARES AS OF 1/27/98
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              = 11%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 4 Pages

                                  SCHEDULE 13D


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         Funds used by Michael D. Petrulak for the purchase of Definition Ltd. common shares were provided by IRA account & individual account monies. No loans were used for the purchases. All shares were acquired through open market purchases.


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         A) Michael Petrulak has purchased Definition Ltd. common shares for no other reason but for investment purposes. Mr. Petrulak is interested in acquiring additional shares.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         A) 500,500 common shares representing approximately 11% of Definition Ltd. based on the number of shares outstanding cited in a 12/3/97 press release (4,500,000)

         B)  Michael Petrulak - sole power to vote

         C)  Transaction Summary

             DEFINITION LIMITED STOCK PURCHASES
                           (DFNL)

             DATE       SHARES    PRICE      COST    INDIVIDUAL   IRA

             12-16-97   25,000    .308    7,953.50         X
             12-17-97   37,000    .34    12,953.50         X
                        ------           ---------
                        62,000           20,907.

             12-23-97   35,000    .32    11,550                     X
             12-23-97    5,000    .32     1,653.50                  X
             12-24-97   11,500    .31     3,683.50                  X
             12-18-97   20,000    .29     6,003.50                  X
             12-17-97    5,000    .30     1,550.                    X
             12-19-97   10,000    .29     3,003.50                  X
             12-10-97   10,000    .32     3,303.50                  X
             12-16-97   10,000    .29     3,000.50                  X
             12-12-97    5,000    .29     1,503.50                  X
             12-29-97   50,000    .31    16,003.50                  X
                       -------           ---------
                       161,500           51,258.00
              1-05-98   10,000    .27     2,803.50                  X
              1-06-98   35,000    .28    10,153.50                  X
              1-12-98   10,000    .28     2,904                     X
              1-13-98   32,000    .285    9,443                     X
              1-14-98   10,000    .29     3,004                     X
              1-20-98  130,000    .29    39,003                     X
              1-22-98   40,000    .29    12,004                     X
                       -------           ---------
                       222,000           66,358
              1-08-98   10,000    .28     2,904                     X
                       -------           ---------
                       500,500

         E) Not applicable, Michael Petrulak, (as of 1/8/98) owns greater than 5% of Definition Ltd. common stock


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         ------------------------------------

         No contracts, arrangements or otherwise exist between Michael P. Petrulak and other parties.




ITEM 7.  EXHIBITS.
         ---------

         N/A


CUSIP NO.


                                Page 3 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                      (Company Name)


                                            1/30/98
                      -------------------------------------------------------
                                             (Date)

                                       MICHAEL D. PETRULAK
                      -------------------------------------------------------
                                           (Signature)



                      -------------------------------------------------------
                                           (Name/Title)



CUSIP NO.

                                Page 4 of 4 Pages